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                                                            Filed by: EGL, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933 and
                                        deemed filed pursuant to Rule 14a-12 of
                                            the Securities Exchange Act of 1934

                              Subject Company: Circle International Group, Inc.
                                                 Commission File No.: 000-08664

                                                     Subject Company: EGL, Inc.
                                                 Commission File No.: 000-27288

           The following letter will be sent to financial publications:


July 3, 2000

Financial Pubs

Dear YYY:

Houston-based EGL, Inc. recently announced an agreement to combine with Circle International Group, Inc. to expand its international airfreight forwarding and transportation capabilities and services. The new combined company becomes a global leader in domestic and international, transportation, logistics and customs brokerage businesses. Both the domestically dominant EGL and the internationally focused Circle are non-asset heavy-weight freight forwarders. The combined company will have pro forma calendar 1999 revenues in excess of $1.4 billion, strong cashflow and minimal debt.

The combined company's management team will reflect Circle's long-standing international capabilities and EGL's strong U.S. infrastructure and dominant sales organization. EGL is now one of the largest airfreight forwarders in the industry and a premier leader in global transportation, logistics and customs brokerage services.

"We are the one-stop global logistics solution for our customers worldwide," said EGL Chairman and CEO James R. Crane. "EGL will build upon its economies of scale to provide customers with innovative and cost-effective solutions to more efficiently manage the sourcing, transportation and distribution of goods, anywhere in the world."

The combination with Circle, an established leader in international air and ocean transportation, provides EGL, the United States' largest domestic heavy-weight airfreight forwarder, with the resources to offer its customers a much broader array of individual and integrated logistics solutions.

Financial highlights of the combined companies include:

o  Calendar 1999 combined revenues of more than $1.4 billion
o  The combined company will target EPS growth in the mid-20 percent range.
o Market capitalization of more than $1.5 billion with approximately 48 million shares outstanding (based upon June 30, 2000 EGL share price).
o  Strong balance sheet and cash flow to support growth
o  EBITDA for 1999 was approximately $98 million with minimal debt.
o  More than 8,200 employees in more than 350 locations worldwide
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July 3, 2000
Page Two

If you are interested in pursuing this story or would like to speak with EGL CEO James Crane, please feel free to contact me.

Regards,



Michael Slaughter
Vice President
Investor Relations

                 FORWARD LOOKING STATEMENT AND INVESTOR NOTICE

The statements in this document regarding the expected date of closing of the merger, future financial and operating results, target growth rates, benefits of the merger, tax and accounting treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction and any other statements, which are not historical facts, are forward looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to the integration of acquired businesses, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions, ability to manage and continue growth, risks of international operations and other factors detailed in EGL's and Circle's Forms 10-K and other filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

EGL plans to file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4. In the connection with the merger, EGL and Circle expect to mail a joint proxy statement/prospectus, which will be part of the registration statement, to shareholders of EGL and Circle containing information about the merger. Shareholders of EGL and Circle are urged to read the joint proxy statement/prospectus included in the registration statement when it is filed and any other relevant documents filed with the SEC. The joint proxy statement/prospectus will contain important information about EGL, Circle, the merger, the persons soliciting proxies related to the merger, and related matters that should be considered by shareholders before making any decision regarding the merger and related transactions. Once they are filed with the SEC, the registration statement, joint proxy statement prospectus and other documents will be available free of charge on the SEC's web site at http://sec.gov and from the EGL contact listed above. In addition to the registration statement and the joint proxy statement/prospectus, EGL files annual, quarterly and special reports, proxy statements and other information with the SEC that are also available free of charge at the SEC's web site and from the EGL contact listed above.

In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of EGL shareholders and Circle shareholders in connection with the proposed merger, and any description of their interests, is available in an SEC filing under Schedule 14A made by both EGL and Circle on July 3, 2000.